UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

Commission File No. 0-32255

BALATON POWER INC.
(Translation of registrant's name into English)

19 East Fourth Avene, Hutchinson, Kansas 67501
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

BALATON POWER'S SUBSIDIARY MEETS
WITH A MAJOR ALUMINUM COMPANY

HUTCHINSON, Kansas, January 27, 2004 - Balaton Power Inc. (OTC Bulletin Board: BPWRF) subsidiary, Continental Resources (USA) is pleased to report meetings were held with a major aluminum company regarding its large Bauxite Project located in Orissa, India. This was an introductory meeting at the aluminum company's request reflecting a high level of interest in the Gandhamardan Bauxite Deposit. This meeting concluded with an understanding that a conference call would occur to initiate negotiations.

The Gandhamardan Bauxite Deposit situated on the eastern side of India south of Calcutta has proven reserves of approximately 230 million metric tons of metallurgical grade bauxite averaging 45.75% A12O3and 2.23% SiO2. The Gandhamardan is the second largest bauxite deposit in Asia and is similar in all respects to the largest deposit in India, which is currently being mined by National Aluminum Co. (NALCO).

As previously announced Continental is currently awaiting the documents that amend its original agreement with Orissa Mining Corp., which conveys to Continental a maximum of 89% of the mining phase and 100% of the down stream facilities (alumina plant and aluminum smelter).

For further inquiries please contact
AT: KTM Consulting Inc. Kevin McKnight (516) 561-6620

FORWARD LOOKING STATEMENTS: Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the companies' actual results in future periods to differ materially from forecasted results. Such risks and uncertainties include, but are not limited to, market conditions, competitive factors, the ability to successfully complete additional financing and other risks.

BC FORM 51-102F3
(previously BC Form 53-901F)

MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)

Item 1. Name and Address of Company

Balaton Power Inc. (the "Company")
19 East Fourth Avenue
Hutchinson, Kansas
67501 U.S.A.

Telephone: (620) 662-3697

Item 2. Date of Material Change

January 27, 2004

Item 3. News Release

Press Release dated January 27, 2004 filed on SEDAR.

Item 4. Summary of Material Change

The Company announced that its subsidiary Continental Resources (USA) Ltd. ("Continental") met with a major aluminium company regarding its large Bauxite Project located in Orissa, India.

Item 5. Full Description of Material Change

The Company met with a major aluminium company regarding its large Bauxite Project located in Orissa, India. This was an introductory meeting at the aluminium company's request reflecting a high level of interest in the Gandhamardan Bauxite Deposit (the "Gandhamardan"). This meeting concluded with an understanding that a conference call would occur to initiate negotiations.

The Gandhamardan, situated in eastern India, south of Calcutta, has proven reserves of approximately 230 million metric tons of metallurgical grade bauxite averaging 45.75% A12O3 and 2.23% SiO2. The Gandhamardan is the second largest bauxite deposit in Asia and is similar in all respects to the largest deposit in India, which is currently being mined by National Aluminium Co. ("NALCO").

As previously announced, Continental is currently awaiting documents that amend its original agreement with Orissa Mining Corp., which conveys to Continental a maximum of 89% of the mining phase and 100% of the down stream facilities (alumina plant and aluminium smelter).

Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7. Omitted Information

None

Item 8. Executive Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Richard Burdett
President
19 East Fourth Avenue
Hutchinson, Kansas
67501 U.S.A.

Telephone: (620) 662-3697

April 5, 2004 ______________________________ Date

Signed "Michael Rosa"
______________________________
Signature

Michael Rosa
______________________________
Name

Director
______________________________
Position

Vancouver
______________________________
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

[Computershare logo]	Computershare Trust Company of Canada 510 Burrard Street, Vancouver, BC V6C 3B9 Tel: 604.661.9400 Fax: 604.661.9401

April 19, 2004

To: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Subject: Balaton Power Inc.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General & Extraordinary
2.	Class of Securities Entitled to Receive	: Common
3.	Notice Class of Securities Entitled to Vote	: Common
4.	CUSIP Number	: 057657108
5.	Record Date for Notice	: May 13, 2004
6.	Record Date for Voting	: May 13, 2004
7.	Beneficial Ownership Determination Date	: May 13, 2004
8.	Meeting Date	: June 25, 2004
9.	Meeting Location	: Vancouver
10.	Business	: Non-Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Mariano Banting"
Assistant Account Manager
Stock Transfer Dept., Client Services
Tel: 604.661.9479
Fax: 604.661.9401

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALATON POWER INC.

Date: September2, 2004

/s/ Robert Wyllie
_____________________________
Name: Robert Wyllie
Title: Chief Financial Officer